Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
KBW, Inc.:

        We consent to the incorporation by reference in the registration statement on Form S-8 of KBW, Inc. of our report dated March 30, 2007, with respect to the consolidated statements of financial condition of KBW, Inc. as of December 31, 2006 and 2005 and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, which report appears in the December 31, 2006 annual report of Form 10-K of KBW, Inc. and to the reference to our firm under the heading "Experts" in the registration statement.

/s/  KPMG LLP

New York, New York
April 23, 2007